Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM UPDATE TO JOINT ANNOUNCEMENT OF NOVEMBER 16, 2009 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the transactions described in the joint announcement made by Meadville, TTM, TTM Hong Kong Limited (“TTM HK”) and Top Mix Investments Limited (“Top Mix”) dated 16 November 2009 and the circular issued by Meadville, TTM, TTM HK and Top Mix dated 11 February 2010 (the “Circular”), TTM has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission of the United States (the “SEC”) that includes a combined proxy statement for the stockholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville, (collectively, the “U.S. Prospectus”). TTM has mailed the U.S. Prospectus to its stockholders. The U.S. Prospectus, together with the Circular, were also dispatched to the shareholders of Meadville. Before making any voting or investment decision, Meadville’s shareholders and investors are urged to read the Circular and the U.S. Prospectus because they contain important information. The U.S. Prospectus and other documents that have been filed by TTM with the SEC are available free of charge at the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html), or by directing a request to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
The Circular, together with the Form of Election (as defined in the Circular) that accompanied the Circular, were distributed with the U.S. Prospectus and to the extent that the transactions described in the Circular constitute an offer or sale of securities of TTM in the United States of America, such offer of securities of TTM is being made pursuant to the U.S. Prospectus. There shall be no offer, solicitation to purchase, or sale of any securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such country or jurisdiction.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in the Circular. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the U.S. Prospectus.

TTM Technologies, Inc. (incorporated in the State of Delaware, United States of America)	TTM Hong Kong Limited (incorporated in Hong Kong with limited liability)
ANNOUNCEMENT
This announcement is made pursuant to Rule 3.8 of the Hong Kong Code on Takeovers and Mergers.
Reference is made to the joint announcement made by Meadville (Stock Code: 3313), TTM, TTM HK and Top Mix dated 16 November 2009 in relation to, among others, the PCB Sale, the announcement made by TTM and TTM HK dated 27 January 2010 in relation to certain changes regarding the details of the relevant securities of TTM and the Circular.
Unless otherwise stated, all capitalized terms used in this announcement shall have the same meanings as those ascribed to them in the Circular.

The details of the relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of TTM have changed. As at 15 February 2010, there were 43,227,522 TTM Shares in issue. The aggregate number of TTM Shares which may be issued upon the exercise of stock options and rights under the equity incentive plan for its employees adopted by TTM in 2006 was 3,250,761 TTM Shares (representing approximately 7.5% of the TTM Shares in issue as at 15 February 2010) and the number of TTM Shares remaining available for future issuance under the plan (excluding the 3,250,761 TTM Shares referred to above) was 4,879,867 TTM Shares (representing approximately 11.3% of the TTM Shares in issue as at 15 February 2010).

By order of the Board of TTM Technologies, Inc. Robert E. Klatell Chairman	By order of the Board of TTM Hong Kong Limited Kenton K. Alder Director
Hong Kong, 17 February, 2010
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
The respective directors of TTM and TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.